UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

November 14, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Kate Whiting

Re:	Absolute Core Strategy ETF

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Whiting:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed September 6, 2019 for the purpose of forming a new series, the Absolute Core Strategy ETF (the “Fund”).

(1)	Comment: The Fund’s objective is to seek “positive absolute returns.” Please clarify in the strategy what “positive absolute returns” means.

Response: We have added the following clause to the strategy to explain the meaning of “positive absolute returns”: “meaning it seeks positive returns in all market conditions, over complete market cycles, net of fees and expenses, and not returns that outperform a specific benchmark.”

(2)	Comment: Please clarify in the objective or the strategy whether positive absolute returns are before or after deduction of fees and expenses.

Response: We have clarified this in the strategy, in the clause added in response to Comment 1.

(3)	Comment: Please include the statement required by Instruction 1(e) to Item 3 of Form N-1A in the narrative above the Fee Table.

Response: We have moved this sentence from narrative in the Expense Example to the narrative above the Fee Table: “Investors may pay brokerage commissions and incur other charges on their purchases and sales of exchange-traded fund shares, which are not reflected in the Example.”

(4)	Comment: The Item 4 strategy and the Item 9 strategy are identical. Please either make the Item 4 more of a summary strategy or expand the Item 9 strategy.

Response: We have modified the Item 4 strategy as follows:

St. James Investment Company, LLC, the Fund’s investment sub-adviser (the “Subadviser”), seeks to achieve the Fund’s objective by investing primarily in equity securities of U.S. companies that the Subadviser believes are priced at a substantial discount to the Subadviser’s estimate of fair value. The Fund may invest in companies of any market capitalization and in any economic sector. The Subadviser uses a five-stage process to identify, purchase, and sell companies that it believes are fundamentally attractive and will yield positive absolute returns, meaning it seeks positive returns in all market conditions, over complete market cycles, net of fees and expenses, and not returns that outperform a specific benchmark.

The Subadviser expects that, because of its “bottom up” approach to company analysis, from time to time the Fund could be overweight in certain market sectors. The Subadviser’s strategy is based on company by company analysis, not market sector analysis. The Fund is non-diversified, which means that it may invest a greater percentage of its assets in fewer issuers than a diversified fund.

The Fund may also invest all or substantially all of its assets in cash and cash equivalents, including money market funds and other short-term fixed income investments, in seeking to protect principal, or when, in the Subadviser’s opinion, there are not sufficient companies at valuations appropriate for investment. As an alternative to holding cash or cash equivalents, the Subadviser may invest the Fund’s assets in shares of other investment companies, including open-end and closed-end funds and exchange traded funds (“ETFs”) (collectively, “Underlying Funds”) in order for the Fund to be more fully invested.

(5)	Comment: Please add a risk factor regarding the premium discount, e.g. a “market trading risk” factor.

Response: We have added the following risk factor to the Item 4 principal risks:

•	Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, and periods of high volatility and disruption in the creation/redemption process of the Fund. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV.

We have added the following risk factor to the Item 9 principal risks:

•	Market Trading Risk. The Fund faces numerous market trading risks, including disruptions to the creation and redemption processes of the Fund, losses from trading in secondary markets, the existence of extreme market volatility or potential lack of an active trading market for Shares. The NAV of Shares will fluctuate with changes in the market value of the Fund’s securities holdings. The market prices of Shares will fluctuate in accordance with changes in NAV and supply and demand on the Exchange. The Fund cannot predict whether Shares will trade below, at or above their NAV. If a shareholder purchases Shares at a time when the market price is at a premium to the NAV or sells Shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses. Any of these factors, discussed above and further below, may lead to Shares trading at a premium or discount to the Fund’s NAV. However, because shares can be created and redeemed in Creation Units at NAV, the Sub-Adviser believes that large discounts or premiums to the NAV of the Fund are not likely to be sustained over the long term. While the creation-redemption feature is designed to make it more likely that the Fund’s shares normally will trade on the Exchange at prices close to the Fund’s next calculated NAV, exchange prices are not expected to correlate exactly with the Fund’s NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, including disruptions at market makers, Authorized Participants, or other market participants, and during periods of significant market volatility, may result in trading prices for shares of the Fund that differ significantly from its NAV. Authorized Participants may be less willing to create or redeem Fund shares if there is a lack of an active market for such shares or its underlying investments, which may contribute to the Fund’s shares trading at a premium or discount to NAV.

Absence of Prior Active Market. While the Fund’s Shares are listed on an Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. The Distributor does not maintain a secondary market in Shares.

Trading Issues. Trading in Shares on an Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on an Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange’s “circuit breaker” rules. There can be no assurance that the requirements of an Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Shares of the Fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore subject to the risk of increased volatility and price decreases associated with being sold short.

(6)	Comment: The inception date of June 1, 2019 for the prior performance appears to be a typographical error.

Response: This is a typographical error. The inception date of the composite is June 1, 1999.

(7)	Comment: Annualized performance is not allowed for prior performance. Please revise the performance chart and send a completed chart with the response letter.

Response: The completed chart is as follows:

AVERAGE ANNUAL TOTAL RETURNS

(for periods ended September 30, 2019)

	YTD	1 Year	3 Year	5 Year	10 Year	20 Year	Since Inception (June 1, 1999)
Accounts (Net)	12.7%	4.8%	6.1%	5.8%	7.6%	8.3%	8.7%
S&P 500 Net Total Return Index(1)	20.0%	3.6%	12.7%	10.2%	12.5%	5.7%	5.6%

Past performance is not indicative of future results.

(1)	The S&P 500 Index is an unmanaged index generally representing the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

(8)	Comment: The strategy states that the Subadviser expects that the Fund will be overweight in certain market sectors. If the Subadviser knows what sectors are likely to be outsized, provide separate disclosure about those sectors.

Response: Upon consultation with the Fund’s Subadviser, the Registrant confirms that the Subadviser does not anticipate that the Fund will be overweight in any particular sector or that any particular sector is a principal strategy in and of itself. Therefore, the Registrant has not added sector specific sector disclosure.

We have added the following to the strategy to clarify: “The Subadviser expects that, because of its ‘bottom up’ approach to company analysis, from time to time the Fund could be overweight in certain market sectors. The Subadviser’s strategy is based on company by company analysis, not market sector analysis.”

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust
Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP